U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.
Name of issuer or person filing ("Filer"): Talisman Energy Inc.

B.
(1) This is [check one]

  ☒ an original filing for the Filer

  ☐ an amended filing for the Filer

        (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.
Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Talisman Energy Inc.
Form type:	Form F-9
File Number (if known):	333-150058
Filed by:	Talisman Energy Inc.
Dated Filed (if filed concurrently, so indicate):	April 2, 2008 (concurrently with Form F-9)
D.
The Filer is incorporated or organized under the laws of the Province of Alberta, Canada and has its principal place of business at:

    888 3rd Street SW, Suite 3400
    Calgary, Alberta
    T2P 5C5
    Canada
    Telephone number: (403) 237-1234.

E.
The Filer designated and appoints CT Corporation System ("Agent"), located at:

    111 Eighth Avenue, 13th Floor
    New York, NY 10011
    Telephone number: (212) 894-8700

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

  (a)
  any investigation or administrative proceeding conducted by the Commission; and

  (b)
  any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-9 filed on April 2, 2008 or any purchases or sales of any security in connection therewith. The Filer stipulates an agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-9, the securities to which the Form F-9 relates; and the transactions in such securities.

        The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Calgary, Alberta, Canada this 2nd day of April, 2008.

TALISMAN ENERGY INC.
By:	/s/ M. JACQUELINE SHEPPARD
Name:	M. Jacqueline Sheppard
Title:	Executive Vice President, Corporate and Legal, and Corporate Secretary
By:	/s/ PHIL DOLAN
Name:	Phil Dolan
Title:	Vice-President, Finance and Chief Financial Officer

        This statement has been signed by the following persons in the capacities and on the dates indicated.

CT CORPORATION SYSTEM
By:	/s/ MOLLY LOCKEY
Name:	Molly Lockey
Title:	Assistant Secretary
Date:	March 28, 2008